SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

4Q11 Results Release Schedule

São Paulo, January 5th, 2012 - (BM&FBOVESPA: TAMM4, NYSE:TAM). We will release our results for the fourth quarter 2011 (4Q11) on February 15th, 2012. The information will be available on our website: www.tam.com.br/ir, through the CVM (Comissão de Valores Mobiliários) and SEC (Securities and Exchange Commission) “before the market opens".

The conference calls in Portuguese and English will be Wednesday, February 15th at 08:00am and 09:30am (Eastern Time), respectively.

We would like to inform that the quite period for the fourth quarter 2011 results begins on January 31st, 2011 and ends on February 15th, 2011.

Conference Calls
Portuguese (click here to access) February 15th 11:00 am (Brazil time) 08:00 am (US EDT) Phone: +55 (11) 3127 4971 Password: TAM Replay: (Available for 7 days) Phone: +55 (11) 3127 4999 Code: 61164977

English (click here to access)

February 15th

12:30 pm (Brazil time)
09:30 am (US EDT)

Phone: + 1(888) 771 4371 (US only)

Phone: +1(847) 585 4405 (Other countries)
Password: 31526563

Replay: (Available for 7 days)
Phone:+1 (888) 843 7419 (US only)
Phone: +1 (630) 652 3042 (Other countries)
Code: 31526563#

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America,United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 39.6% in October; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 88.5% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircraft), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 18 million tickets via point redemption and is part of the Multiplus network, currently with 8.9 million associates. Member of Star Alliance -- the biggest airline alliance in the world since May 2010, we integrate a network that encompasses 1,290 destinations in 189 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 06, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.